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                                                                    Page 1 of 10

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

              NORTH AMERICAN GAMING AND ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  656863 10 7
--------------------------------------------------------------------------------
                                (CUSIP Number)

        E.H. Hawes, II 13150 Coit Road, Suite 125, Dallas, Texas 75240
      With a copy to: Ronald L. Brown, Esq., Glast, Phillips & Murray, P.C.
         13355 Noel Road, 2200 One Galleria Tower, Dallas, Texas 74240
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 31, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Settlement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule. See(S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

------------------------                       ------------------------
CUSIP NO. 656863 10 7                             Page 2  of  10  Page
         ------------                                 ---    ----
------------------------                       ------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

               International Tours, Inc.                        ID# 73-1320523
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
               Oklahoma
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                   13,886,960

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                    13,886,960

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                  13,886,960

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            56.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------                       ------------------------
CUSIP NO. 656863 10 7                            Page 3  of  10  Page
         ------------                                ---    ----
------------------------                       ------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                       I.T. Financial Corporation          ID# 48-0769428
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
               Oklahoma
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                   235,660

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                    235,660

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                   235,660

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 656863 10 7                                Page  4  of  10  Pages
          -----------                                    -----  ------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hawes Partners        ID# 73-1528544
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Oklahoma
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,122,620
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,122,620
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,122,620
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      57.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 656863 10 7                                Page  5  of  10  Pages
          -----------                                    -----  ------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edwin Hugh Hawes II                       ID# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,334
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,122,620
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,334
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,122,620
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,124,954
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      57.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

Item 1.             Security and Issuer.

       Common stock, par value $.01 per share (the "Common Stock"), of North American Gaming and Entertainment Corporation (the "Issuer"), 13150 Coit Road, Suite 125, Dallas, Texas 75240.

Item 2.             Identify and Background.

       (a)  The names of the persons filing this statement are:
            (i) International Tours, Inc., an Oklahoma corporation ("International Tours");
            (ii)    I.T. Financial Corporation, an Oklahoma corporation
                    ("ITFC");
            (iii) Hawes Partners, an Oklahoma general partnership ("Partners"); and
            (iv)    Edwin Hugh Hawes II ("Hawes").

       (b) The principal business address of the entities, and the residence address of the natural persons, listed in (a), above, are as follows:

            (i) International Tours - 13150 Coit Road, Suite 125, Dallas, Texas 75240

            (ii)    ITFC - 13150 Coit Road, Suite 125, Dallas, Texas 75240

            (iii)   Partners - 13150 Coit Road, Suite 125, Dallas, Texas 75240

            (iv)    No change.

       (c)  (i)     International Tours - owns travel agencies.

            (ii) ITFC - no longer owns any capital stock of International Tours and is dormant.

            (iii)   No change.

            (iv) Hawes - the principal occupation of Hawes is Chairman of the Board and President of International Tours and the Issuer.

       (d)  No change.

       (e)  No change.

       (f)  No change.


Item 3.             Source and Amount of Funds, or Other Consideration.

       No change.

Item 4.             Purpose of Transaction.

     International Tours disposed of 1,000,000 shares in order to diversify its investment portfolio and to bring a new investor into the Company who can assist the Company in pursuing its business plan.

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                                                                    Page 7 of 10

Item 5.             Interests in Securities of the Issuer.

       (a) On July 31, 2002, International Tours sold 1,000,000 shares of Common Stock in a privately negotiated transaction to Mike D. Case, in consideration of an aggregate of $50,000 paid in cash. International Tours now owns of record and beneficially 13,886,960 shares of Common Stock. Partners beneficially owns 100% of the outstanding shares of International Tours. Hawes owns 100% of Partners. Consequently, the 14,886,960 shares of Common Stock owned of record and beneficially by International Tours may also be deemed to be beneficially owned by each of Partners and Hawes. ITFC no longer owns any capital stock of International Tours.

       ITFC owns of record and beneficially 235,660 shares of Common Stock. Partners beneficially owns 64.97% of ITFC and Hawes is the sole director and president of ITFC. Consequently, the shares owned by ITFC may be deemed to be beneficially owned by each of Partners and Hawes.

       Partners does not directly own any shares of the Issuer.

       In addition to the 14,122,620 shares of Common Stock which may be deemed to be beneficially owned by Hawes through his ownership of Partners, Hawes owns of record and beneficially 2,334 shares of common stock.

       (b) International Tours may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock reported in Item 5(a), above, as owned by International Tours.

       ITFC may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by it reported in Item 5(a), above.

       Partners may be regarded as having the shared power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by International Tours and ITFC reported in Item 5(a), above.

       Hawes may be regarded as having the shared power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by International Tours and ITFC reported in Item 5(a), above, and may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by him reported in Item 5(a), above.

       (c) There have been no transactions by the reporting persons in the Common Stock during the past 60 days except that International Tours sold 1,000,000 shares of Common Stock on July 31, 2002, at a price of $0.05 per share. The sales were effected in a private transaction and the shares were sold to Mike D. Case.

       (d)  No change.

       (e)  No change.

Item 6. Contracts, Understandings or Relationships with Respect to Securities of the Issuer.

       No change.

Item 7.             Material to be Filed as Exhibits.

       Exhibit 1 - Joint Filing Agreement among the filing persons.

                                  SIGNATURES
                                  ----------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2002                   INTERNATIONAL TOURS, INC.

                                        By:   /s/ Edwin Hugh Hawes, II
                                             -----------------------------------
                                             Edwin Hugh Hawes, II, President

Dated: August 6, 2002                   IT FINANCIAL CORPORATION

                                        By:   /s/ Edwin Hugh Hawes, II
                                             -----------------------------------
                                             Edwin Hugh Hawes, II, President

Dated: August 6, 2002                   HAWES PARTNERS

                                        By:   /s/ Edwin Hugh Hawes, II
                                             -----------------------------------
                                             Edwin Hugh Hawes, II, Sole Partner

Dated: August 6, 2002                     /s/ Edwin Hugh Hawes, II
                                        ----------------------------------------
                                        Edwin Hugh Hawes, II, Individually